40-33

811-21502

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

18

July 26, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund copies of the following documents filed with the Massachusetts Superior Court in the above matter:

1. Bulldog Defendants' Opposition to Plaintiff's Motion to Remand; and
2. Samuels Asset Management, Inc.'s and Steven Samuels' Opposition to Plaintiff's Motion to Remand.

Very truly yours,

Vern D. Larkin /M.o./

Vern D. Larkin

Enclosures
cc: James M. Curtis

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

RHR and REAL ESTATE FUND, Plaintiff, ADRIAN OVERSTREET, as Charitable Trustee Arising Under the RHR And Real Estate Fund Agreement and Declaration of Trust, Intervenor Plaintiff, v. BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.	Civil Action No. 1:07-cv-11113-EFH

BULLDOG DEFENDANTS' OPPOSITION TO PLAINTIFF'S MOTION TO REMAND

HUTCHINS, BARSAMIAN, MANDELCORN & ZEYTOONIAN, LLP
Theodore M. Hess-Mahan BBO #557109
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

CHITWOOD HARLEY HARNES LLP
Gregory E. Keller
James M. Wilson
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP; Calapasas Investment Partnership No. 2, LP, Klein, Bogakos & Robertson, CPAs, Inc.; and Phillip Goldstein

I. INTRODUCTION

This case involves an internal corporate governance dispute over a discriminatory, and ultimately unenforceable, anti-takeover provision in the charter of RMR Hospitality and Real Estate Fund, a closed-end investment company registered under the Investment Company Act of 1940 and traded on the American Stock Exchange under the symbol "RHR." The charter provision purports to limit ownership by the public, but not management, of beneficial interests in more than 9.8% of RHR's stock.

RHR, which is organized as a Massachusetts business trust, originally brought this action in Massachusetts Superior Court on November 13, 2006, against Bulldog Investors General Partnership and certain of the other defendants[1] to declare effective the 9.8% limitation contained in its trust charter and to require Bulldog to provide information about its beneficial ownership of shares. Bulldog briefly owned and reported, as required by Section 13(d) of the federal Securities Exchange Act of 1934, a beneficial interest in more than 9.8% of RHR's stock. Although Bulldog believes the charter provision is unenforceable, it voluntarily reduced its ownership to under 9.8% on February 7, 2007 because the company had publicly stated that its litigation against Bulldog could have a "materially adverse impact" on the value of the fund.

Nonetheless, on June 4, 2007, RHR filed an amended complaint, alleging that Bulldog made false and misleading statements in filings required by federal law concerning its ownership of RHR stock (in violation of Section 13(d) of the Exchange Act) and in various communications

[1] The original defendants consisted of Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc. Full Value Advisors, LLC, Spar Advisors LLC, and Phillip Goldstein. The defendants submitting this brief include all defendants except Steven Samuels and Samuels Asset Management.

to shareholders in connection with RHR's shareholder meeting, which are governed by Section 14(a) of the Exchange Act. RHR also claims that under the state consumer protection act, Chapter 93A, it is entitled to recover the extraordinary costs that its management unilaterally chose to incur in waging a proxy contest, as well as legal fees incurred in management's effort to enforce the ownership limitation.

Although RHR now argues that Count IV is based on alleged misrepresentations and "threats" of litigation in connection with the 9.8% ownership limitation, the intra-entity dispute alleged in the amended complaint cannot be the subject of a Chapter 93A claim. The only plausible claims asserted in Count IV are for violations of sections 13(d) and 14(a) of the Exchange Act, which govern the alleged intra-entity issues and for which private rights of action exist within the exclusive jurisdiction of the federal courts.

Moreover, the overwhelming majority of the allegations that form the basis of Count IV relate to alleged violations of sections 13(d) and 14(a) of the Exchange Act. Not only does the claim involve many substantial factual issues to be determined under federal law, but substantial federal legal issues also control the claim. Federal law controls every aspect of Bulldog's proxy solicitation as well as the content of Bulldog's SEC filings, including whether Bulldog is the beneficial owner of shares allegedly owned by Samuels Asset Management ("SAM"), a question that forms the backbone of plaintiff's amended complaint. Thus, even if Count IV could be considered to include something other than claims under the Exchange Act, federal jurisdiction exists because the federal questions involved in the claim are substantial and controlling.

II. BACKGROUND

RHR is one of a group of several publicly traded companies that are controlled by Reit Management and Research LLC ("RMR").[2] RMR manages those companies in exchange for a percentage of the assets or revenues. The directors and trustees of the companies are common, resulting in boards that derive a substantial income serving RMR controlled companies.

RHR is a small investment company with about $65 million in net assets. RHR invests in the publicly traded stocks of REITs, and its portfolio consists of tiny stakes in approximately 80 large REITs.

The shares of closed end funds such as RHR are traded on securities exchanges and may trade at substantial discounts to the value of their portfolio of securities. Michael Bradley, *et al.*, *Costly Communication, Shareholder Activism, and Limits to Arbitrage: Evidence from Closed End Funds* 1 (December 2006) (currently under submission for publication in The Journal of Finance). While management can take action to reduce those discounts by proposing open ending to the fund's shareholders or making share repurchases, such actions may reduce the total assets of the company (while increasing the net asset value per share) and correspondingly reduce the percentage fee paid to the manager. Those actions, therefore, are generally resisted by management. *Costly Communication*, at 2.

[2] Those public companies include: Travel Centers of America, LLC, a Delaware company that operates truck stops; Hospitality Properties Trust ("HPT"), a Maryland real estate investment trust ("REIT"); HRPT Properties Trust ("HRPT"), a Maryland REIT; Senior Housing Properties Trust ("SNH"), a Maryland REIT; and five small investment companies, RMR Real Estate Fund ("RMR"), RMR F.I.R.E. Fund ("RFR"), RMR Preferred Dividend Fund, RMR Asia Pacific Real Estate Fund, and RMR Hospitality and Real Estate Fund ("RHR"), the plaintiff in this action. Each of these public entities is managed by RMR, and pays RMR a percentage of assets or revenues pursuant to self-dealing contracts established before RMR sold stock to the public.

Stocks that trade at less than their underlying value attract shareholder activists, and activism became common in the closed-end fund industry after 1992, when the SEC relaxed constraints on communication among shareholders. *Costly Communication,* at 2. Since then, a number of shareholder activists, including Harvard College, the City of London, Lazard Freres & Co. and Phillip Goldstein, one of the defendants in this case, have advocated actions to narrow the discounts at various closed end funds. *Costly Communication*, at 8.

The efforts of these shareholder activists enhance value for all shareholders by increasing the price that every shareholder can realize for his shares. Indeed, just the presence of a shareholder activist can cause the discount at which a stock trades to narrow and increase share value. *Costly Communications,* at 2-3. RHR agrees that the purchase of large blocks of shares by an activist increases the price of the stock. (Amended Complaint ("Am. Compl.") ¶41.) While the empirical evidence demonstrates that activists enhance value for all shareholders, no empirical evidence suggests that anti-takeover devices or management efforts to oppose activists enhances shareholder value.[3]

Unlike most public companies, which are now dismantling anti-takeover devices that reduce, rather than enhance, shareholder value, the RMR companies maintain defenses to eliminate any exercise of the shareholder franchise by dissident shareholders. Foremost among them is the discriminatory 9.8% limitation on ownership of beneficial interests in RHR shares, which exists to prevent a group of shareholders from seeking to change management.

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[3] The evidence shows that burdens imposed on shareholder communication and coordination prevent the disappearance of discounts. *Costly Communication*, at 36. The head of the Federal Reserve Bank, Ben Bernanke, recently told a House committee that hedge funds and private equity firms "play an important role in the market for corporate control. We need to have a mechanism by which poorly run companies, weak managements, are subject to being taken over, replaced, and their companies improved." FINANCIAL NEWS ONLINE US, July 19, 2007.

The enforceability of the ownership limitation, an entirely intra-entity dispute, formed the basis of RHR's original complaint.[4] The amended complaint expands the issues to include the defendants' required reporting of share ownership under the Exchange Act and Bulldog's appeal to shareholders under the federal proxy rules, and adds a claim under Chapter 93A. The allegations, however, still present only an intra-entity dispute for which there is no state statutory remedy, and for which the only possible claims fall within the exclusive jurisdiction of this Court under the Exchange Act.

III. THE PROCEEDINGS TO DATE

After RHR filed suit in November, 2006, defendants immediately moved to dismiss for lack of personal jurisdiction. That motion was timely briefed, but was not set for hearing until May 21, 2007. The court denied the motion on May 31, 2007, and at the same time granted the motion of the so-called "charitable trustee" to intervene in the case.

In the meantime, RHR disclosed to shareholders that its litigation against Bulldog could result in a substantial reduction of the net assets of the fund. As a result of management's determination to expend enormous amounts shareholder funds to litigate the 9.8% limit, Bulldog voluntarily reduced its beneficial ownership of shares to below 9.8% on February 2, 2007.

On June 4, 2007, following the denial of the personal jurisdiction motion, RHR filed the amended complaint. Defendants then timely removed the action.

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[4] The ownership limitation is not enforceable for at least the following reasons: (i) it is an unreasonable limitation under state law because its primary purpose is to impede the shareholder franchise; (ii) it is an improper discriminatory provision in an investment company security, and therefore is inconsistent with the 1940 Act; and (iii) it cannot be applied to owners of beneficial interests in the company's stock because such owners are not given any rights of shareholders by the charter.

IV. THE AMENDED COMPLAINT AND ITS ATTACHMENTS

The amended complaint alleges that Bulldog reported in its SEC filings related to RHR in August 2006 that it owned beneficial interests in 327,400 shares of RHR, or 14% of the outstanding shares. (Am. Compl. ¶¶ 45, 46.) It further alleges that Bulldog's ownership of such shares violates the 9.8% ownership limitation in RHR's trust charter, a provision whose purpose is to limit the ability of an investor group to acquire control of RHR or to appeal to shareholders to vote to convert the fund to an open-end investment company or take other action with which current management disagrees. (Am. Compl. ¶ 53.)

RHR then initiated a series of correspondence with defendant Phillip Goldstein concerning Bulldog's ownership of shares. (Am. Compl. ¶ 62.) In response, Goldstein explained his view that the limitation did not serve a legitimate corporate purpose and was a discriminatory anti-takeover restriction that violated the Investment Company Act of 1940. (Am. Compl. ¶ 63 (and attached letter dated August 8, 2006).) He also suggested that RHR should not commence litigation, but should instead take action to address the double digit discount at which the fund's shares were trading. (Am. Compl. ¶ 63 (and attached letter dated August 8, 2006).)

RHR responded on August 25, 2006, and threatened litigation against Bulldog, including claims to recover attorneys' fees. (Am. Compl. ¶64 (and attached letter dated August 25, 2006).) RHR asserted that the ownership limitation was related to the limitations imposed on REITs in determining their tax status. *Id.* In response, Goldstein wrote that he did not understand how an investment company, which is not a REIT and whose tax status is unaffected by any ownership rules, needed to monitor whether its shareholders also owned shares of REITs, and observed that no other investment companies, other than those managed by RMR, had such a limitation. (Am.

Compl. ¶ 65 (and attached letter dated September 25, 2006).) Addressing RHR's threat of litigation, Goldstein indicated that he would like to avoid litigation, noting that he believed the limitation to be invalid and indicating that he would like to discuss a resolution. *Id.*

RHR responded to Goldstein by letter on October 17, 2006. It asserted that Bulldog's continuing ownership of shares in excess of the 9.8% limitation was "limiting the RHR investment program," and demanded that Bulldog provide the names of Bulldog's brokerage accounts so that it could "verify your ownership" and "take other appropriate actions." (Am. Compl. ¶ 66 (and attached letter dated October 17, 2006).) Goldstein immediately inquired how Bulldog's ownership of beneficial interests in 14% of RHR's shares, as opposed to 9.8% of its shares, could possibly be limiting RHR's investment program. (Am Compl. ¶ 68 (and attached letter dated October 21, 2006).) He also indicated that since RHR had rejected his request to meet to discuss the fund's discount, he would consider a public appeal to RHR's shareholders. *Id.* At the same time, Goldstein disclaimed any intention to initiate litigation. *Id.*

Ten days later, RHR sent Goldstein a letter asserting that "RHR has found it necessary to restrict its own investment decisions to avoid causing its [REIT] investees to violate the applicable tax rules or the share ownership limitations." (Am. Compl. ¶ 69 (and attached letter dated October 31, 2006).) In response, on November 3, 2006, Goldstein noted that "RHR is a tiny fund that owns minute percentages of the outstanding shares of its investees," and stated that RHR's concern about restricting its investment decisions to avoid causing its investees to violate the applicable tax rules simply did not make sense. (Am. Compl. ¶ 70 (and attached letter dated November 3, 2006).) Goldstein also indicated that to resolve RHR's investment concerns, Bulldog would indemnify it "for any adverse consequences resulting from our ownership of more than 9.8% of its shares" and would agree not to own any REIT shares. *Id.*

RHR responded to Goldstein's suggestion on November 8, 2006. (Am. Compl. ¶ 71 (and attached letter dated November 8, 2006).) It stated that "[y]ou have not presented any basis on which RHR's board might consider an exemption from this limitation; and, based upon your well publicized reputation [as a shareholder activist] I doubt you could do so." *Id.* It further asserted:

> Your reference to "shareholder democracy" is inappropriate. The RHR business plan is to provide shareholders high dividend and capital preservation with a lesser emphasis on capital gains... This business plan is contrary to the goals of hedge fund investors, such as Bulldog, which seek to achieve short term capital gains by promoting open ending the fund, a merger, a share buy back program or some other technique which may cause RHR to become a weaker company less able to achieve its long term goals.

Id. The letter concluded by threatening "to enforce the 9.8% limitation." *Id.*

After RHR commenced this lawsuit on November 13, 2006, and four months after it first wrote to Bulldog concerning its ownership of RHR shares, the company's trustees appointed Adrian Overstreet as "charitable trustee" under Article V of the trust charter "of the shares owned by Bulldog in excess of the Ownership Limitation." (Am. Compl. ¶¶ 62, 73.) Overstreet then made essentially the same demand that RHR had made in its lawsuit, but also recognized that the validity of the limitation was in dispute. (Am. Compl. ¶ 74, Exhibit D.)

On February 5, 2007 Bulldog publicly filed an amended Form 13D with the SEC, "disclosing that it had sold 125,000 of its RHR shares" to reduce its ownership of beneficial interests to 9.79% of RHR's outstanding shares. (Am. Compl. ¶ 76.) At the same time, Bulldog filed a press release announcing that it had reduced its ownership because "it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value due to the expenses of this litigation." *Id.*[5]

RHR now alleges that Bulldog did not fully disclose its share ownership in its Form 13D, and that the federal filing contained other misstatements. (Am. Compl. ¶¶ 76, 77, 80.) In particular, it alleges that a new defendant, SAM, owns 9500 shares of RHR, and that those shares should be included in Bulldog's federal filing. (Am. Compl. ¶¶ 48, 77.)[6]

RHR next alleges that Bulldog made misleading statements in its preliminary and definitive proxy statements filed with the SEC in January and February, 2007. (Am. Compl. ¶ 82.) Those alleged misstatements included statements about the conduct of RHR's trustees and omissions about the legality of Bulldog's proposals. (Am. Compl. ¶ 83.)[7] The amended complaint further alleges that only a "small minority of RHR shareholders may have delivered

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[5] Bulldog's amended Form 13D disclosed that Bulldog reduced its beneficial ownership interest to below 9.8% because RHR management disclosed that the legal expenses associated with its lawsuit against Bulldog "could have a materially adverse effect upon its net asset value" and Bulldog determined that "it was in the best interests of all shareholders to eliminate the prospect of a material reduction in RHR's net asset value." RHR's disclosure about a "material adverse effect" was an understatement, at best. In its 2006 annual report, filed with the SEC on February 28, 2007, RHR disclosed that, in less than two months of litigating this action through the end of December, 2006, before it had even served a brief in the action, RHR had incurred "legal expenses" of $697,661, well in excess of 1% of its net assets, in connection with this litigation and "related matters." *See* RHR SEC Annual Report (filed February 28, 2007), at 36.

[6] SAM manages accounts for individual clients, but has no economic interest in any of the shares held for its clients. The complaint fails to allege that there is any arrangement between SAM and Bulldog with respect to RHR shares or any other necessary factual allegations to support the legal conclusion that SAM's shares are beneficially owned by Bulldog under Section 13(d).

[7] While RHR complains about the merit of Bulldog's proxy contest, Institutional Shareholder Services, a proxy service that independently investigates issues in proxy contests and makes voting recommendations to its institutional clients, recommended that shareholders vote for Bulldog. Nonetheless, RHR used shareholder funds to outspend Bulldog's $10,000 in solicitation costs by a factor of 50:1, a campaign imbalance that no candidate could overcome.

proxies in support of Bulldog's proposals" and that management's nominees were elected. (Am. Compl. ¶ 85.) RHR claims that the proxy contest was part of a scheme to "force" RHR to incur considerable expense to oppose Bulldog's dissident slate and "to force RHR to take action inconsistent with its investment objective." (Am. Compl. ¶ 85.)

V. THE CLAIMS ASSERTED IN THE COMPLAINT

Based on the factual allegations, the amended complaint asserts four "counts" seeking both injunctive and monetary relief. The first is for relief declaring that the ownership limitation was and is enforceable. Plaintiff asserts that Bulldog continues to own in excess of 9.8% shares, apparently based on the allegations that shares held by SAM should be treated under section 13(d) of the Exchange Act as beneficially owned by Bulldog.

The second and third "counts" are for specific performance of the trust charter and are not pertinent to the jurisdictional issues before the court.

Count IV asserts a claim for violation of Chapter 93A based upon "defendants' actions described herein." This count further alleges that the plaintiff was damaged because it incurred legal fees in bringing the lawsuit to enforce the intra-entity provisions of the trust charter and costs in connection with the "proxy contest Bulldog attempted to wage in furtherance of its scheme [to elect trustees at the shareholders' meeting]." Because the only claim that can be asserted based on the intra-entity dispute articulated in this count is a claim under the federal securities laws, and because federal securities law issues will control the outcome of any claim asserted in Count IV, the count is nothing more than a federal claim dressed in state law garb.

VI. ARGUMENT

A. Federal Question Jurisdiction Exists Because the Amended Complaint States a Federal Claim and Turns On Substantial Questions of Federal Law

1. The artful pleading doctrine.

While the plaintiff is considered master of its complaint and may choose not to assert a federal right that is available, relying only on rights created under state law, it "cannot disguise a federal cause of action, and thereby frustrate a defendant's right of removal, by 'artfully pleading' [its] case to avoid any reference to federal law." *Alshrafi v. Am. Airlines, Inc.*, 321 F.Supp.2d 150, 155 (D. Mass. 2004). *See also Marcus v. AT&T Corp.*, 138 F.3d 46, 55 (2d Cir. 1998) (plaintiff may not avoid removal "by framing in terms of state law a complaint the real nature of [which] is federal, regardless of plaintiff's characterization, or by omitting to plead necessary federal questions in a complaint"); *Lippitt v. Raymond James Fin. Servs., Inc.*, 340 F.3d 1033, 1043 (9th Cir. 2003); *Fin. and Trading, Ltd. v. Rhodia S.A.*, No. 04 Civ. 6083 (MBM), 2004 WL 2754862, at *4 (S.D.N.Y. Nov. 30, 2004).

Federal courts apply the artful pleading doctrine to determine whether federal jurisdiction exists where a purported state law claim presents a substantial federal question -- where (i) a substantial, disputed question of federal law is a necessary element of the well-pleaded state claim, or the claim is an inherently federal claim articulated in state law terms, *Lippitt*, 340 F.3d at 1041-42, or (ii) the "well-pleaded claim sounding in state law 'necessarily requires resolution of a substantial question of federal law.'" *Alshrafi*, 321 F.Supp.2d at 155 (quoting *Almond v. Capital Props., Inc.*, 212 F.3d 20, 23 (1st Cir.2000) and *Franchise Tax Bd. v. Constr. Laborers Vacation Trust,* 463 U.S. 1, 13 (1983)). *See also Metheny v. Becker*, 352 F.3d 458, 460-61 (1st

Cir. 2003); *Fin. and Trading, Ltd.*, 2004 WL 2754862, at *4 (same).[8] The rationale for these grounds for removal, also referred to as "federal ingredient" jurisdiction, *see Alshrafi*, 321 F.Supp.2d at 155, is that "if the plaintiff's claims had been *well* pleaded, the federal question that purportedly creates subject matter jurisdiction necessarily would have appeared on the face of the complaint." 14B CHARLES ALAN WRIGHT, ARTHUR R. MILLER, EDWARD H. COOPER & JOAN E. STEINMAN, FEDERAL PRACTICE AND PROCEDURE § 3722 (3d ed. 2007). *See also Grable & Sons Metal Prods., Inc. v. Darue Engineering & Mfg.*, 545 U.S. 308, 312 (2005) ("[A] federal court ought to be able to hear claims recognized under state law that nonetheless turn on substantial questions of federal law, and thus justify resort to the experience, solicitude, and hope

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[8] In dicta, the First Circuit in *Rossello-Gonzalez v. Calderon-Serra*, 398 F.3d 1, 12 (1st Cir. 2004), expressed skepticism that the artful pleading doctrine has any existence independent of complete preemption. However, as noted by leading commentators, this view "hardly can be considered very well established." 14B CHARLES ALAN WRIGHT, ARTHUR R. MILLER, EDWARD H. COOPER & JOAN E. STEINMAN, FEDERAL PRACTICE AND PROCEDURE § 3722 (3d ed. 2007). The First Circuit's dicta was based on one sentence contained in *Rivet v. Regions Bank of Louisiana*, 522 U.S. 470 (1998) (J. Ginsburg), which stated: "[t]he artful pleading doctrine allows removal where federal law completely preempts a plaintiff's state law claim." *Id.* at 475; FEDERAL PRACTICE AND PROCEDURE § 3722. Significantly, absent from the *Rivet* opinion was any reference to cases such as *Smith v. Kansas City Title & Trust*, 255 U.S. 180 (1921) and *Merrell Dow Pharmaceuticals Inc. v. Thompson*, 478 U.S. 804 (1986),

> in which the Supreme Court articulated the category of necessary federal question removal jurisdiction, a category of artful pleading that is conceptually distinct from the complete-preemption doctrine, which deals with whether congressional intent to permit removal can be derived from federal legislation. It is difficult to believe that the Court was silently overruling *Smith* and *Merrell Dow*. . . .
> . . . The most plausible interpretation of the absence of any reference to *Smith* and *Merrell Dow* by Justice Ginsburg is that it was unnecessary to the Rivet Court's immediate objective – the clarification of the [*Federated Dept. Stores, Inc. v. Moitie*, 452 U.S. 394, 397 n.2 (1981)] footnote. It simply is implausible that the Court – unanimously – was transmogrifying *Smith* and *Merrell Dow* – a doctrinal fixture – by silence.

FEDERAL PRACTICE AND PROCEDURE § 3722.

of uniformity that a federal forum offers on federal issues").

"[A] court must look at a complex group of factors in any particular case to decide whether a state claim actually 'arises' under federal law." *Lippitt*, 340 F.3d at 1042-43. For example, in *Brennan v. Southwest Airlines Co.*, 134 F.3d 1405 (9th Cir. 1998), the plaintiffs brought a state court action against three airlines for unlawful business practices stemming from the airlines' collection of a tax that was not statutorily authorized. The Ninth Circuit held that the case was really a "tax refund suit" governed by a federal statute and over which federal courts had exclusive jurisdiction. *Id.* at 1409-1410.[9]

Similarly, in *Sparta Surgical Corp. v. Nat'l Ass'n of Secs. Dealers, Inc.*, 159 F.3d 1209 (9th Cir. 1998), state law claims for gross negligence and negligent misrepresentation against the National Association of Securities Dealers ("NASD") were properly removed because

> although [plaintiff's] theories are posited as state law claims, they are founded on the defendants' conduct in suspending trading and de-listing the offering, the propriety of which must be exclusively determined by federal law. The viability of any cause of action founded upon NASD's conduct in de-listing a stock or suspending trading depends on whether the association's rules were violated.
>
> ...[Plaintiff] specifically alleged violation of exchange rules, a matter committed exclusively to federal jurisdiction. When a plaintiff chooses to plead what "must be regarded as a federal claim," then "removal is at the defendant's option."

Id. at 1212-13 (citations omitted). *See also D'Alessio v. New York Stock Exch., Inc.*, 258 F.3d 93, 101-102 (2d Cir. 2001), *cert. denied,* 534 U.S. 1066 (U.S. Dec 10, 2001) (plaintiff's state law claims against the New York Stock Exchange (NYSE) for fraud and negligent misrepresentation raised a substantial federal issue because "the gravamen of [plaintiff's] state law claims [was] that the NYSE and its officers conspired to violate the federal securities laws").

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[9] The *Brennan* court noted that its decision was based on the substantial federal issue prong of the artful pleading doctrine – not on complete preemption principles. 134 F.3d at 1409 n.3.

2. Federal question jurisdiction exists because Chapter 93A does not apply to this intra-entity dispute and the Exchange Act governs the conduct alleged.

Federal question jurisdiction exists over Count IV because that count does not allege a right available under state law, and federal law governs the intra-entity dispute addressed by the allegations. Consequently, this case is unlike the cases cited by RHR to support remand, since in those cases the plaintiffs had alleged viable state law claims.

Count IV addresses a purely intra-entity dispute, and no claim exists under Chapter 93A for conduct relating to the internal governance of an entity. *Riseman v. Orion Research Inc.*, 394 Mass. 311 (1985). In *Riseman*, a shareholder alleged that the corporation violated Chapter 93A by making misleading statements, omitting materials facts, and committing other errors in its solicitation of proxies for stockholder meetings. *Id.* at 312. The Massachusetts Supreme Judicial Court concluded that Chapter 93A does not reach alleged wrongs related to the internal governance of a corporation and indicated that the plaintiff should pursue his remedies under § 14(a) of the Exchange Act and related federal regulations. *See id.* at 314. *See also Ansin v. River Oaks Furniture, Inc.*, 105 F.3d 745 (1st Cir. 1997) (Chapter 93A does not apply to non-commercial transactions between joint venturers and fiduciaries who are part of a single legal entity); *Schwenk v. Auburn Sportsplex, LLC*, 483 F.Supp.2d 81, 87 (D. Mass. 2007) (Chapter 93A did not apply to action brought by investor in limited liability company against the LLC and its owners because investor and owners were effectively partners in a business venture, and the dispute concerned their respective rights and relationships in that venture).

As in *Riseman*, this case does not present a dispute involving business competitors or consumers as contemplated by Chapter 93A. Nor is it based on alleged unfair or deceptive practices in the sale of goods, services or a security, as trade or commerce is defined in the statute. G.L. c. 93A, §§ 1, 2. To the contrary, it is based on the ownership of stock or beneficial interests in stock and the purely intra-entity governance issues that flow from that relationship – the validity of a discriminatory ownership limitation, the reporting of beneficial ownership of shares under federal law, and the solicitation of proxies for a shareholder meeting.[10]

Plaintiff cannot thwart federal question jurisdiction by disguising federal claims as a state law claim that is not available to them in this context. The Massachusetts legislature has not provided a statutory civil remedy for the type of intra-entity dispute alleged here, either in the state's securities law, *see generally* G.L. c. 110A, § 410, or Chapter 93A, and defendants are not aware of any Massachusetts statute that governs the intra-entity conduct alleged in Count IV.

The Exchange Act is the only statute governing, and providing any remedy for, the governance issues alleged in Count IV. Section 13(d) of the Exchange Act requires the reporting of beneficial ownership of shares over 5%. 15 U.S.C. §78m(d).[11] The regulations of the SEC promulgated under that section define how "beneficial ownership" is determined. 17 C.F.R. §240.13d-3 (defining beneficial owner as any person who has power to vote or dispose of shares). Section 14(a) of the Exchange Act requires that any proxy solicitation of a publicly traded company be conducted in accordance with the rules and regulations of the SEC. 15 U.S.C. §78n(a). The SEC's rules comprehensively regulate the timing, manner, and content of

[10] The allegations also demonstrate that the challenged conduct did not occur in Massachusetts, a prerequisite for the application of Chapter 93A. Federal law, on the other hand, is unconcerned about where the conduct took place.

[11] Plaintiff appears to have adopted the Exchange Act standard of beneficial ownership not only for purposes of describing the allegedly misleading statements that form the basis of Count IV, but also for purposes of determining whether Bulldog is currently in violation of the ownership limitation. (*See* Am. Compl. ¶¶ 77, 94.)

all public announcements and communications with stockholders in connection with the solicitation of proxies. 17 C.F.R. §§240a-1 – 240a-101.

Not only does the Exchange Act govern the intra-entity dispute at issue here, but it also provides specific remedies for such disputes. Section 14(a) provides an implied right of action for misleading proxy statements, *see, generally, TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 444 (1976), and the courts have implied a limited right of action to remedy misstatements and omissions in the reporting of share ownership under section 13(d). *Rondeau v. Mosinee Paper Corp.*, 422 U.S. 49, 62-63 (1975).[12]

As in *Brennan*, *Sparta*, and *D'Alessio*, federal jurisdiction exists here because Chapter 93A does not provide a remedy for this intra-entity dispute, and federal law governs the duties and remedies relating to the governance issues that are the subject of Count IV.

3. The Amended Complaint and its attachments demonstrate that substantial federal questions control.

Federal question jurisdiction exists even if, contrary to established precedent, Chapter 93A could be extended to this intra-entity dispute. Under *Grable*, removal is proper if "the state-law claim necessarily raise[s] a stated federal issue, actually disputed and substantial, which a federal forum may entertain without disturbing any congressionally approved balance of federal and state judicial powers." 545 U.S. at 314. The *Grable* test is met here.

The federal questions, vigorously contested, present the only substantial issues in Count IV. Count IV is based on Bulldog's allegedly inaccurate reports of ownership on its Form 13Ds and on its allegedly misleading proxy contest. Critical to the resolution of the claim are the

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[12] Some of the federal remedies are limited to injunctive relief only, and the remedies may not include the damages alleged by plaintiff, including its claim for attorneys' fees, but they are the

legal questions relating to the definition of beneficial owner and the form and manner of a proxy contest for a public company such as RHR, as well as the factual questions that must be resolved under those legal standards.

To the extent plaintiff relies on other allegations – Bulldog's ownership of shares in excess of the limitation and its supposed "threat" of litigation --the attachments to the amended complaint establish that it was RHR, not Bulldog, that "threatened" and commenced litigation, and that Bulldog carefully explained why the limitation was not valid, all the while suggesting a meeting to resolve the dispute. Such conduct, reflecting a good faith dispute about the limitation, could not be considered "unfair" or misleading, even if Chapter 93A applied. Nor does RHR allege how its business, as opposed to its incumbent management, was injured by that alleged conduct. Federal jurisdiction is appropriate because the only substantial issues raised by Count IV, although they are vigorously disputed, are the allegations relating to the federal questions – Bulldog's reporting of beneficial ownership and solicitation of proxies under the Exchange Act.

Furthermore, removal does not disturb any congressionally approved balance of federal and state judicial powers. Congress gave the federal district courts "exclusive jurisdiction" over violations of the Exchange Act, as well as suits brought to enforce a liability or duty created by the Exchange Act. 15 U.S.C. § 78aa. And the fact that federal law provides remedies for the conduct complained of in Count IV is further evidence of Congress's intent supporting removal. *See Grable*, 545 U.S. at 318.

B. Withdrawal of Diversity Jurisdiction as Secondary Basis for Removal.

Bulldog also removed this case on the secondary basis of diversity jurisdiction. Plaintiff

---

only remedies available for the intra-entity conduct alleged here.

argues that diversity does not exist because it is a citizen of all of the states of its thousands of shareholders. Where, as here, the trustees have virtually complete control over trust assets, the trustees determine the citizenship of a trust. *Navarro Savs. Assn. v. Lee,* 446 U.S. 458, 465 (1980) (reaffirming *Bullard v. Cisco,* 290 U.S. 179 (1933), and holding that the citizenship of trustees who control the operations of a trust is the basis for determining diversity jurisdiction). The majority of courts of appeals that have addressed the issue of citizenship of a trust have also looked to the trustees' citizenship to determine the citizenship of the trust in a case, like this one, where the trustees are the real party in interest.[13] The RHR charter bestows all management power on the trustees, and no power on the shareholders. *See* RHR Charter, Art. IV. The RHR trustees, according to the fund's federal filings, are all located in Massachusetts.

RHR also points out in its motion to remand that one defendant, Opportunity Partners Limited Partnership, which is named in the action because it is a partner in Bulldog, the owner of the beneficial interest in RHR stock, is a citizen of Massachusetts because one of its 95 passive investors is a resident of Massachusetts and that complete diversity is therefore lacking. Memorandum of Law in Support of Plaintiff's Motion to Remand, at 18. In the absence of complete diversity, the Bulldog defendants are now withdrawing diversity as their secondary basis for removal.[14]

---

[13] *See Johnson v. Columbia Props. Anchorage, LP,* 437 F.3d 894, 899 (9th Cir. 2006) ("A trust has the citizenship of its trustee or trustees. . ."); *Homfeld II, L.L.C. v. Comair Holdings, Inc.*, 53 Fed.Appx. 731, 733, 2002 WL 31780184 (6th 2002) (a business trust has the citizenship of its trustees); *Hicklin Eng'g, L.C. v. Bartell,* 439 F.3d 346, 348 (7th Cir. 2006); *May Dept. Stores Co. v. Federal Ins. Co.*, 305 F. 3d 597, 599 (7th Cir. 2002) (for diversity, a trust is a citizen of whatever state the trustee is a citizen of).

[14] Plaintiff did not raise the lack of complete diversity with defendants in its Local Rule

C. There is No Basis for Plaintiff's Request for Fees

Bulldog has a strong legal basis in federal law to remove this action to federal court. Bulldog's removal was neither baseless nor a tactic to pressure RHR as it baselessly alleges. Bulldog removed simply because RHR amended the complaint to assert a non-existent state law claim that is based on intra-entity conduct governed by federal law. However, even if this Court decides to remand the action, RHR's request for fees is meritless.

The Supreme Court held that "[a]bsent unusual circumstances, courts may award attorney's fees under § 1447(c) only where the removing party lacked an objectively reasonable basis for seeking removal; [c]onversely, when an objectively reasonable basis exists, fees should be denied." *Martin v. Franklin Capital Corp.*, 546 U.S. 132, 126 S.Ct. 704, 711 (2005). Here, Bulldog established an objectively reasonable basis for seeking removal, and properly removed this action to federal court.

Section 1447(a) does not require Bulldog to remove an action from state court to federal court solely on noncontentious issues. Congress did not confer a right to remove, while at the same time discouraging its exercise in all but obvious cases. *Id.* If fee shifting were automatic, defendants might choose to exercise this right only in cases where the right to remove was obvious. *Id.* (citing *Christiansburg Garment Co. v. Equal Employment Opportunity Comm'n*, 434 U.S. 412 (1978) (awarding fees simply because the party did not prevail "could discourage all but the most airtight claims, for seldom can a [party] be sure of ultimate success)). Moreover, the Court in *Fin. and Trading, Ltd.* denied attorneys' fees because:

> The decision to grant attorney's fees requires application of a test of overall fairness given the nature of the case, the circumstances of the remand, and the effect on the parties. As one court in this

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7.1(A)(2) correspondence prior to filing its motion for remand.

> Circuit has held when declining to grant costs in a case involving artful pleading, "[t]his area of the law is extremely complicated and the related jurisdictional issues are difficult to navigate." Although the law is in plaintiffs' favor, the basis for removal was *at least colorable, and not improper,* therefore a grant of attorney's fees is inappropriate.

2004 WL 2754862, at *8 (citations omitted). *See also Foschi by Foschi v. U.S. Swimming, Inc.*, 916 F.Supp. 232, 242 (E.D.N.Y. 1996) Defendants' assertion of their right to have this case heard in federal court is entirely appropriate, especially in light of plaintiff's attempt to extend Chapter 93A beyond its permissible boundaries based on issues governed by federal law and for which only federal law provides a remedy.

VII. REQUEST FOR ORAL ARGUMENT

Defendants hereby request a hearing on Plaintiff's motion pursuant to Local Rule 7.1(D). Defendants believe that oral argument will assist the court and wish to be heard.

VIII. CONCLUSION

The amended complaint in this action creates federal question jurisdiction. The plaintiff's motion to remand and for costs should be denied.

Dated: July 25, 2007

Respectfully submitted,

/s/Theodore M. Hess-Mahan
Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
James W. Wilson, Jr.
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP; Calapasas Investment Partnership No. 2, LP, Klein, Bogakos & Robertson, CPAs, Inc.; and Phillip Goldstein

Certificate of Service

I hereby certify that this document(s) filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non registered participants on July 25, 2007.

/s/Theodore M. Hess-Mahan
Theodore M. Hess-Mahan

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff, v. BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS, LLC; STEADY GAIN PARTNERS, LP; BJS MANAGEMENT LLC; MERCURY PARTNERS, LP; GSG CAPITAL ADVISORS, LLC; CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP; CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP; KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.; SAMUELS ASSET MANAGEMENT, INC.; PHILLIP GOLDSTEIN; STEVEN SAMUELS; and JOHN DOES NUMBER 10-500, Defendants.	Civil Action No: 1:07-cv-11113-EFH

SAMUELS ASSET MANAGEMENT, INC.'S AND STEVEN SAMUELS' OPPOSITION TO PLAINTIFF'S MOTION TO REMAND

Defendants Samuels Asset Management, Inc. ("SAM") and Steven Samuels ("Samuels") respectfully submit this Opposition to the Plaintiff's Motion to Remand. For the purposes of avoiding this Court's jurisdiction, RMR Hospitality and Real Estate Fund ("RHR") has characterized its central claim as one arising under the Massachusetts consumer protection statute. RHR's claim is, in reality, one of alleged violations of the federal securities laws, and as such gives rise to jurisdiction in this Court.

SAM and Samuels were recently added as parties to this matter by Plaintiff's Amended Complaint. Plaintiff's addition of SAM and Samuels highlight that Plaintiff's central claim raises only questions of federal securities law. Specifically, SAM and Samuels were added by Plaintiff in the Amended Complaint in order for Plaintiff to argue that the defendants, as newly defined, continue to exceed the claimed 9.8% RHR stock ownership limitation. Plaintiff's argument depends on its new assertion that SAM, an alleged owner of 9,500 shares of RHR stock, is an "affiliate" of the rest of the defendant group and, therefore, its shares should be aggregated with the other defendants' RHR shares. The determination of SAM's "affiliate" status and whether SAM is an owner of RHR shares and, if so, whether such shares should be aggregated with RHR shares owned by the other defendants is, however, within the exclusive territory of federal securities laws.[1]

I. RELEVANT FACTS

RHR, a publicly-traded closed-end investment company, filed a Complaint against the Bulldog defendants in November 2006.[2] In February 2007, the Bulldog defendants voluntarily reduced their ownership stake in RHR stock below the claimed 9.8% ownership limitation. Shortly thereafter, RHR amended its complaint to add SAM and its founder, Steven Samuels.

[1] SAM and Samuels do not restate herein the additional arguments favoring federal question jurisdiction, which are set forth in detail in the Bulldog Defendants' Opposition to Plaintiff's Motion to Remand.

[2] "Bulldog" or "Bulldog defendants" refers to Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein.

SAM is an asset management firm that maintains asset management accounts for individual clients.

In its Amended Complaint, RHR alleges that SAM owns 9,500 shares of RHR stock. The Amended Complaint alleges that, based on an unspecified affiliate relationship between SAM and the Bulldog defendants, SAM's alleged shares should be aggregated under Section 13(d) of the federal Securities Exchange Act of 1934 with the shares Plaintiff attributes to the Bulldog defendants. By making this new allegation, RHR can argue that, despite the Bulldog defendants voluntary reduction in ownership of RHR stock, the expanded defendant group remains over the 9.8% limit.[3]

In support of its allegations, RHR points specifically to the Agreement and Declaration of Trust ("Trust Agreement"), which purports to set forth the basic rights and responsibilities of RHR stock ownership. The Trust Agreement states that a "person" may not own more than 9.8% of RHR outstanding stock. Amended Complaint, ¶ 50. The Trust Agreement defines a "person" as follows:

> an individual, corporation, partnership, estate, trust ..., association, private foundation ..., joint stock company or other entity and **also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 ...**

Id., ¶ 50 (emphasis added). RHR contends that SAM is part of the Bulldog defendant group for the purpose of determining whether the defendants, collectively, have exceeded the 9.8% stock ownership limitation. Id., ¶¶ 48, 77.

The Amended Complaint includes only one allegation concerning SAM's relationship with the other Bulldog defendants. The Amended Complaint alleges that SAM is "an affiliate of

[3] RHR's Amended Complaint further alleges that certain of the Bulldog defendants' SEC Form 13D filings concerning its share ownership in RHR are false because, among other things, the filings did not disclose SAM's interests in RHR.

Bulldog and Goldstein." Id., ¶ 34. There are no other facts alleged, however, that support Plaintiff's claim that SAM's shares are, in effect, held for the benefit of the Bulldog defendants or that defendants should be considered one "person" as defined by the federal securities laws. There are no allegations, for example, regarding who holds voting power over the RHR shares SAM allegedly owns. Similarly, there are no allegations concerning whether the Bulldog defendants have or have had any power to dispose, or direct the disposition of, the SAM-owned RHR stock or whether there is any agreement between SAM and the Bulldog defendants with respect to the RHR stock.

II. ARGUMENT

While RHR may choose not to assert a federal right that is available, and thus rely only on rights created under state law, RHR "cannot disguise a federal cause of action, and thereby frustrate a defendant's right of removal, by 'artfully pleading' [its] case to avoid any reference to federal law." Alshrafi v. American Airlines, Inc., 321 F.Supp.2d 150, 155 (D. Mass. 2004). See also Lippitt v. Raymond James Financial Services, Inc., 340 F.3d 1033, 1043 (9th Cir. 2003); Marcus v. AT&T Corp., 138 F.3d 46, 55 (2d Cir. 1998) (plaintiff may not avoid removal "by framing in terms of state law a complaint the real nature of [which] is federal, regardless of plaintiff's characterization, or by omitting to plead necessary federal questions in a complaint").

There are two categories of cases in which federal courts will apply the artful pleading doctrine: (1) complete preemption cases; and (2) substantial federal question cases. See Lippitt, 340 F.3d at 1041. The latter includes cases where (i) a substantial, disputed question of federal law is a necessary element of the well-pleaded state claim, or the claim is an inherently federal claim articulated in state law terms; or (ii) a claim sounding in state law requires resolution of a substantial question of federal law. See Metheny v. Becker, 352 F.3d 458, 460-61 (1st Cir.

2003); Alshrafi, 321 F.Supp.2d at 155. See also Grable & Sons Metal Products, Inc. v. Darue Engineering & Mfg., 545 U.S. 308, 312 (2005) ("[A] federal court ought to be able to hear claims recognized under state law that nonetheless turn on substantial questions of federal law, and thus justify resort to the experience, solicitude, and hope of uniformity that a federal forum offers on federal issues").

The claims against SAM and Samuels highlight the essential federal nature of the core issues in dispute. As set forth in the Bulldog defendants' opposition memorandum, even though this case has been coined a state consumer protection case, G.L. c. 93A cannot govern an internal corporate dispute.[4] Moreover, there are no factual allegations in the Amended Complaint concerning any claimed unfair or deceptive conduct by SAM or Samuel. Plaintiff's G.L. c. 93A claim against SAM and Samuel depends entirely on whether the Bulldog defendants' alleged conduct can be imputed to them. Again, the Court's analysis on this issue -- whether SAM, Samuels and the Bulldog defendants are one person or group under the federal securities laws -- is necessarily analyzed under Section 13(d) of the Securities and Exchange Act of 1934.[5]

In other words, even though the Amended Complaint has been artfully pled as a consumer protection claim, a reviewing Court would be required to perform a federal law analysis because the issues at hand are substantial questions of federal law. For example, the question of whether SAM, Samuels and the Bulldog defendants are one "person" or "group" is a question of federal law. See, e.g., Trans World Corporation v. Odyssey Partners, 561 F. Supp. 1315, 1322-23 (S.D.N.Y. 1983) ("[w]hen two or more persons act as a group for the purpose of

[4] While RHR has dressed its intra-entity dispute as a consumer protection claim, G.L. c. 93A is not an available remedy for conduct related to the internal governance of an entity. See Riseman v. Orion Research Inc., 394 Mass. 311 (1985).

[5] Section 13(d) of the Exchange Act requires any "person" who directly or indirectly has "beneficial ownership" of more than 5% of voting equity securities of a publicly traded company to file a Schedule 13D with the SEC within ten days following the acquisition.

'acquiring, holding, or disposing of' securities, the group is deemed a 'person' for the purpose of the filing requirements of Section 13(d)"). See also Wellman v. Dickinson, 682 F.2d 355, 363 (2d Cir. 1982) (a "group" exists under Section 13(d) only if there is an agreement between the members of the group to act together in furtherance of a common objective).

The same is true for the beneficial ownership analysis the Court will certainly be required to perform in deciding the merit of Plaintiff's claims as to SAM and Samuels. Specifically, the Code of Federal Regulations defines a beneficial owner of a security as:

> any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or,
>
> (2) Investment power which includes the power to dispose, or direct the disposition of, such security.

17 C.F.R. § 240.13d-3.

Here, RHR's Amended Complaint baldly asserts that the Bulldog defendants and SAM are "affiliates." The Amended Complaint does not allege any facts to support the contention that the Bulldog defendants and SAM are "affiliates," let alone that they constitute a beneficial ownership group or a person for purposes of the Exchange Act. For example, RHR does not allege the existence of any agreement between SAM and the Bulldog defendants regarding voting or investment power. See, e.g., K-N Energy, Inc. v. Gulf Interstate Company, 607 F. Supp. 756, 765 (D. Col. 1983) (under Section 13(d), "relationships alone are not enough to show an agreement to act in concert sufficient to indicate group membership").

In sum, Plaintiff's claims with respect to SAM and Samuels rise or fall under a federal securities law analysis. Under these circumstances, if Plaintiff's motion is granted, the State

Court would be left to interpret and render its decision based on an area of law that is within the exclusive province of this Court.

CONCLUSION

For the foregoing reasons, Samuels Asset Management, Inc. and Steven Samuels respectfully request that the Plaintiff's Motion to Remand be denied.

Respectfully submitted,

Dated: July 25, 2007

SAMUELS ASSET MANAGEMENT, INC. AND STEVEN SAMUELS,

By their attorneys,

/s/ Robert N. Feldman
Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
617-307-6100

/s/ Lucy D. Lovrien
Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
617-423-4050

CERTIFICATE OF SERVICE

I, Robert N. Feldman, Esq., hereby certify that a true and correct copy of the foregoing document was delivered to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent those indicated as non-registered participants on July 25, 2007.

/s/ Robert N. Feldman
Robert N. Feldman

END